UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

TransDigm Group Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-32833	41-2101738
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1350 Euclid Avenue,	Suite 1600,	Cleveland,	Ohio	44115
(Address of principal executive offices)				(Zip Code)

Armani Vadiee
General Counsel, Chief Compliance Officer and Secretary
(216) 706-2960
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosures and Report
The description of TransDigm Group Incorporated's (the “Company” or “TransDigm Group”) reasonable country of origin inquiry process and the results of the Company's inquiry are included in the Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD.
A copy of TransDigm Group’s 2025 Form SD and Conflict Minerals Report is available on the Company's website at www.transdigm.com/community-impact/conflict-minerals/. The information contained on the Company's website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02.	Exhibit
TransDigm Group’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01.	Exhibits
The following exhibits are being filed with this Specialized Disclosure Report on Form SD:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSDIGM GROUP INCORPORATED

By:	/s/ Armani Vadiee
Name:	Armani Vadiee
Title:	General Counsel, Chief Compliance Officer and Secretary

Dated: May 15, 2026